U.S. Bancorp Center
414 Nicollet Mall
Minneapolis, MN 55401

July 18, 2006

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Southwestern Public Service Company
Amendment No. 1 to Registration Statement on Form S-3
Filed June 22, 2006
File No. 333-132724
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Quarter Ended March 31, 2006
File No. 1-03789

Dear Mr. Owings:

Reference is made to your letter to Mr. Gary L. Gibson, dated July 5, 2006, in which you transmitted additional comments of the Staff of the Division of Corporation Finance with respect to the above filing (the “Staff Comment Letter”). This letter is submitted on behalf of Southwestern Public Service Company (the “Company”) in response to the Staff Comment Letter. To assist you in your review, we have repeated the full text of the Staff’s comments in bold face type in this letter, and our responses follow immediately.

Registration Statement on Form S-3

Legal Opinions, page 12

1.                                      We note your response to comment 8 in our letter dated April 26, 2006. It is unclear why you have indicated that you will file a legal opinion “[t]o the extent necessary.”  Because the legal opinions that you have filed are subject to numerous assumptions, you must file legal opinions for each takedown. See interpretation D.11 of the Manual of Publicly Available Telephone Interpretations (July 1997). Please confirm that you will file legal opinions for each takedown.

Response:

The Company hereby confirms that it will file legal opinions for each takedown.

Form 10-K for the Year Ended December 31, 2005

Disclosure Controls and Procedures, page 45

2.                                      We note your response to comment 25 in our letter dated April 26, 2006 and we understand that you will make our requested change in future filings. Additionally, please confirm in writing, if true, that your officers concluded that your disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rules 13a-15(e) and 15d-15(e).

Response:

The Company hereby confirms that its officers concluded that its disclosure controls and procedures were also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Form 10-Q for the Quarter Ended March 31, 2006

Exhibits 31.01 and 31.02

3.                                      We note your response to comment 26 in our letter dated April 26, 2006 and your statement that you will make the change in future filings. Please note that the certifications in this Form 10-Q include references throughout the certifications to the “quarterly” report instead of referring to this report as set forth in Item 601(b)(31) of Regulation S-K. For example, see paragraphs 2 through 4 of the certifications. The language in the 302 certifications must correspond exactly to the language in Item 601(b)(31). Please confirm that you will make this change in future filings.

Response:

The Company will make the requested change in future filings.

We trust that these responses are satisfactory and, pursuant to Rule 461(a) of Regulation C under the Securities Act of 1933, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-3, as amended by Amendment No. 1 (Registration No. 333-132724). The Company respectfully requests that, pursuant to Section 8(a) of the Securities Act of 1933, such Registration Statement be declared effective as of 10:00 a.m. (Washington Time) on July 25, 2006 or as soon thereafter as is practicable.

The Company acknowledges that the action of the Securities and Exchange Commission (the “Commission”) or the Commission staff, acting pursuant to delegated authority, in declaring the filing effective does not foreclose the Commission from taking any action with respect to the filing and does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing. The Company also acknowledges that it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/ TERESA S. MADDEN
Teresa S. Madden
Vice President and Controller